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# Island Savoy Market is a community grocery in Alameda with fresh & local foods

COMMUNITY GROCERY

islandsavoymarket.com   Alameda CA

Main Street   Food   Retail   Community   Coffee

LEAD INVESTOR

**Nathan Turner** Self

My family and I are neighbors, and a home owners in the Alameda Island community. We truly love The Island. We have spent a significant amount of time hearing about, and thinking about the Island Savoy Market. We see this investment as not only a financial opportunity, but a clear improvement to the Island, the economy, and the neighborhood. Mike is doing something not only bold and smart, but insightful and necessary. We believe in the Savoy vision. We could not be more excited to be even a small part of it.

**Invested $2,500 this round**

## Highlights

1. Sharing meals is a form of building community.
2. Buying local and regional foods is good for our economy, our health, and our planet.

2. Buying local and regional foods is good for our economy, our health, and our planet.

3. Good food doesn't have to be complicated. Or fancy. Or expensive.
4. A well-crafted sandwich is one of life's great pleasures.
5. Coffee is a way of life.
6. Food shopping is more than just an errand.
7. The best recipes were Grandma's (but it's ok to add your own touches).

## Our Founder

**Mike Stevens** Owner & Community Grocer

Mike has 15 years of experience in the food industry, serving as General Manager of a high-end catering company. Mike has coordinated logistics, equipment, and staffing for events with up to 3,000 guests while managing 100+ employees and temps.

As residents of the Bay Station neighborhood, we know there's a need for a full-service market with fresh produce, not to mention a place to grab a cup of coffee. Given the support our community has for local businesses, we knew this would be a great time and location to open.

## Join the Island Savoy Community!

WHO WE ARE
ALAMEDA
ISLAND
SAVOY
MARKET

Photo Credit: Diana Henneman

Island Savoy Market is a family-run community grocery where people come together to share good food, coffee, and a sense of connection. We're excited to bring a new market experience to Alameda. We've lived near Bay Station for eight years, our kids attend local public schools and play Little League, and we're deeply invested and involved in our community.

Meet your new community grocer, Mike Stevens. Mike has 15 years of experience in the food industry and most recently served as General Manager of a high-end catering company. Mike's love language is food and he wants to share it with you!



## OUR MISSION

### OUR MISSION IS TO SHARE GOOD FOOD WITH OUR COMMUNITY

We believe...

- Good food doesn't have to be complicated. Or fancy. Or expensive.
- Food labels should feature ingredients you can pronounce.
- Buying local and regional foods is good for our economy, our health and our planet.
- The best recipes were Grandma's (but it's ok to add your own touches).
- A well-crafted sandwich is one of life's great pleasures. And it begins with good bread.
- Coffee is a way of life.
- Food shopping is more than just an errand.

*and*

**Sharing meals is a form of building community.**



## THE SAVOY MARKET STORY



Mike's paternal grandfather, Leon (Sahakian) Stevens, owned and operated the Savoy Market in Providence, RI from the early 1930s through the mid-60s. Located on Thayer Street near Brown University, the market was considered "the Cream of the East Side" according to the Brown Daily Herald. Every year Leon threw a holiday party for his clientele that included roast turkey and ham.

Alameda's new Island Savoy Market is a nod to both the Stevens family history and our Bay Station location's own history as a family-run grocery serving the community for the past several decades.



Photo: Rhode Island Historical Society



## BAY STATION HISTORY

### ISLAND SAVOY'S BUILDING AT THE CORNER OF LINCOLN AVENUE AND BAY STREET WAS BUILT IN 1926



Photo: Vernon Sappers / "Taking Care of Business" by W. Minor

In 1871, a new commuter station along the Central Pacific Railroad opened on Railroad Avenue (Lincoln Ave) at Bay Street. Bay Station quickly evolved into a small commercial district, with one of the first groceries opened by Felix Marcuse in 1877. A resident of the neighborhood, Marcuse later formed the design firm Marcuse & Remmel, who built roughly 400 Victorian homes and buildings in Alameda in the 1890s, many of which still remain. Today the area surrounding Bay Station is a dense and diverse residential neighborhood with a rich architectural history. We've undertaken both interior and exterior renovations of our 1926 building to bring it up to code and to create a welcoming space for our community that celebrates the history of Bay Station.



## WE'RE FILLING A NEED

### BAY STATION IS READY FOR A NEW MARKET

- Our market space offered a full-service neighborhood grocery for decades but in recent years operated as a liquor store with little in the way of food, no produce, and a vacant deli area. The building suffers from years of neglect.
- Long-time residents speak fondly of the former Bay Station markets and their grocers. The community is excited about a business that is willing to invest the time and capital to bring back the spirit of those past neighborhood treasures.
- Bay Station has lacked a daytime anchor tenant since Thomsen's Nursery & Vines Cafe closed in 2014 and Pagano's Hardware moved in 2015.
- Population: Over 20K people and 11K households within a one-mile radius.
- Average home price: $1.1 million as of October 2021.
- Central Alameda and the West End lack a grocery alternative to major retailers

- Central Alameda and the West End lack a grocery alternative to major retailers. Serving the needs of the community are not the priority of the big chains.
- Alamedans love a good cup of coffee. For many Bay Station residents, the nearest cup is a mile away. No one should have to walk that far for a latte!

**Island Savoy Market will reestablish a community grocery in the neighborhood and bring pedestrian activity back to Bay Station.**

## WHAT IS A COMMUNITY GROCERY?


**Community grocery** is rooted in the concept that communities first formed around food. Growing, harvesting, and preparing food were communal efforts that bound family groups and shared cultures. Island Savoy seeks to capture the sentiment that food draws a community together.

*Key ingredients*

- Carrying locally and regionally produced foods and highlighting underrepresented artisan food makers.
- Reducing the degrees of separation between us and the people who grow and produce the food we eat.
- Supporting community-based programs like our local food bank and other local non-profits.
- Honoring our family history in the grocery business & Bay Station's rich heritage.
- Creating an inviting space where our community can gather and interact while enjoying great food.

## A PEAK INSIDE THE MARKET

### WE'LL CARRY LOCAL & REGIONAL FOODS BECAUSE THERE'S SO MUCH DELICIOUSNESS HERE IN ALAMEDA AND THE BAY AREA!

*A sampling of our products*

- Alex's Family Bee Farm Honey, San Leandro
- Cute Coffee, Oakland
- Cypress Grove Creamery, Arcata
- Faction Brewery, Alameda
- Full Belly Farm, Capay Valley
- Ground Stew Farm, Castroville
- Night Heron Bread, Alameda
- Semifreddi's Bakery, Alameda
- *Signal Coffee Roasters, Alameda
- Soul Blends Coffee Roasters, Oakland
- Straus Family Creamery, Petaluma

*featured in our cafe!



Photo Credit: Aisha Leconico

**Mouth watering sandwiches made fresh in our deli**

## MILESTONES & RECOGNITION

### WE'VE ACCOMPLISHED SOME PRETTY COOL THINGS SO FAR!

- Jun 2021—Mike signs the lease with our wonderful landlord who operated a market at this location for several decades
- Jul 2021—First press coverage in What Now SF
- Sep 2021—Architectural plans drafted by Tierney Conner Architecture
- Sep 2021—Granted provisional license for beer & wine from State ABC
- Oct 2021—Awarded $20K in matching grants from the City of Alameda
- Nov 2021—Exterior façade improvements kicked off
- Nov 2021—Plan approval by County Health Dept (in progress)
- Dec 2021—ISM to be featured in Bay Station Eagle, a hyper local 'zine

*We can't wait to see what's yet to come!*

## FACADE GRANTS

### TOGETHER WITH OUR BUILDING OWNER, WE'VE BEEN AWARDED $20,000 IN MATCHING GRANTS FOR FACADE IMPROVEMENTS!





We're excited to restore this beautiful 1926 building, including the vintage sign out front. We're planning to paint the building, replace cracked windows, install exterior lights, add new window signage, and retrofit or replace the doors to provide ADA access. Thank you to the City of Alameda for their generous façade grant program!

## THE BUZZ

### HERE'S WHAT PEOPLE ARE SAYING...

Much anticipation for the store opening! This is the best West End news!
– Susan F.

I live around the corner and am ecstatic that another market is coming to that space.
– Courtney H.

Congrats and can't wait to be a customer!
– Rick B.

Can't wait to shop there!
– Melissa H.

I live in the neighborhood and very excited to have this market within walking distance. Looking forward to the opening.
– Sharon P.

I *cannot* wait for y'all to open. Been waiting for something like this since I moved here!!
– Travis K.

Very excited can't wait !!
– Darlene

This is incredible. Congratulations! Looking forward to shopping here!
– John N.

How wonderful!! Walking distance from our home! We can hardly wait.
– Alysha N.

Looking forward to a neighborhood grocery shop!! Can't wait!
– Hilary K.

So exciting!!! We will shop there for sure!!!!
– Sandy G.

Thank you for preserving the old sign! This was my childhood market growing up in the 70s-90s. So glad, you will be breathing new life into the space, while preserving its past.
– Kim D.

Excited about the new store! Hope you still maintain a deli/sandwich shop.
– Marja M.

## JOIN OUR CAMPAIGN

### NOW IS THE TIME TO INVEST IN OUR COMMUNITY!

We're asking for your help to raise $225,000 to add to the $125,000 already committed by Mike, Ashley, and our families. This isn't a donation; this is an investment. Here's how it works:

- We'll pay you back 1.25x the amount you invest, as long as you give us one year to establish our business. That means if you invest $1,000, you'll get $1,250 in return.*
- For investors of the first $50,000 of this campaign, we'll increase your return to 1.35x. Now your $1,000 will net $1,350!*
- Starting January 1, 2023, we will dedicate 2.5% of our total revenue to paying back this investment. Every quarter, you will receive payment from WeFunder until your investment has been paid back.*
- You can invest as little as $100 to help get us over the finish line.
- Take advantage of our investment initiatives to receive special thank you gifts and a chance to achieve immortality by having a sandwich named after you!

*This is a forward-looking projection that cannot be guaranteed.

## USE OF FUNDS

### WE'RE RAISING FUNDS TO BRING ISLAND SAVOY MARKET TO LIFE

- Building Infrastructure—Our 95-year-old building has old wiring, old plumbing, and some well-worn fixtures. It's long overdue for upgrades.
- Building Façade Restoration—Read all about our matching grant from the City of Alameda to improve the façade of our 1926 building. They'll pay for 50% of the improvements, the rest is up to us.
- Designs, Plans, and Permits—Yup, there's lots of hoops to jump through when opening a new venture like this. The State, County, and City all want to check in and make sure we're up to code and doing everything by the book.
- ADA Upgrades—We're going to build a new restroom for customers and crew, plus we'll make other upgrades to bring our operation into compliance with the Americans with Disabilities Act.
- Equipment—Great coffee needs great equipment. We're working with our coffee partner, Signal, to equip Island Savoy with the very best. We've also purchased coolers, displays, and deli equipment.
- Inventory—All the great products we want to share with our community must come from somewhere!

## INVEST IN OUR COMMUNITY

*Check out these*
*cool investor perks!*





**Invest $250**—Earn a reusable ISM shopping tote
**Invest $500**—Reusable ISM shopping tote +
coffee-a-month for one year
**Invest $2,500**—Reusable ISM shopping tote +
coffee-a-month + sandwich-a-month for one year
**Invest $10,000**—All of the above + we'll name a
sandwich after you!



Photo Credit: Alisha Lasorica

**Join the Island Savoy community—where your grocer
knows your name and shares good food with you.**

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## Downloads

Floor Plan.jpg

Deli elevation.jpg